FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2002

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE) S.A.
(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)
(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

               *     The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No  X

               If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Table of Contents

Page

Press Release, dated August 1, 2002, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (“Delhaize Group”)	3

Delhaize America, Inc. unaudited consolidated financial statements for the second quarter 2002	13

AUGUST 1, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut: Geoffroy d’Oultremont: Amy Shue (U.S. investors): Ruth Kinzey (U.S. media):	+ 32 (0)2 412 29 48 + 32 (0)2 412 83 21 + 1 (704) 633-8250, ext. 2529 + 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP REPORTS SECOND QUARTER RESULTS 2002
Reported Earnings Flat for Quarter; +29% Year-To-Date

Second Quarter
•	Organic sales growth of 2.5% (adjusted for Easter) despite difficult economic and competitive environment, but weak dollar and unfavorable comparisons push sales 4.4% below prior year
•	Operating cash flow margin remains strong at 7.4%; EBITDA decreases by 6.3%
•	Cash earnings per share of EUR 0.84
•	Net earnings stable at EUR 46.5 million

Half Year
•	Sales increase by 1.6%; Organic sales growth of 3.0%
•	Operating cash flow margin of 7.5% (7.4% in 2001)
•	Cash earnings: +23%; Reported earnings: +29%
•	Cash earnings per share: -11%; Reported earnings per share: -7%
•	Free cash flow of EUR 226.6 million
•	Net debt reduced by EUR 635.0 million to EUR 4.1 billion

BRUSSELS, Belgium, August 1, 2002 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, reported today that in the second quarter of 2002 cash earnings decreased by 11.1% to EUR 77.3 million compared to last year and reported earnings remained stable at EUR 46.5 million. On a per share basis cash EPS amounted to EUR 0.84 (EUR 1.07 in 2001) and net earnings to EUR 0.50 (EUR 0.58 in 2001).

“The second quarter of 2002 was very challenging, but even in the face of weaker than expected sales our results show evidence of underlying strength in the Group”, said Pierre-Olivier Beckers, President and Chief Executive Officer. “Our U.S. operations’ sales were negatively impacted by the difficult economic and competitive environment. In Belgium sales evolved satisfactory due to the growing success of the new commercial policy. In Greece sales grew impressively. Careful margin management and cost control in the U.S. helped mitigate the impact of low sales. Despite the difficult environment, Delhaize continued to generate significant cash flow. We are confident that the actions that we are taking in the U.S. and Belgium to improve our already successful business will translate into strengthening sales growth even in highly competitive markets.”

“Delhaize Group is a successful and committed organization, that can count on an experienced and capable management team”, says Pierre-Olivier Beckers. “Despite a lack of economic growth and intensified competition in some of our key markets, the Group’s depth of resources and fundamental health is reflected in the fact that even at the current weak dollar exchange rate our cash earnings will increase by more than 10% this year.”

In the second quarter of 2002, Delhaize Group achieved sales of EUR 5.3 billion, a decrease of 4.4% compared to 2001 due to the depreciation of the U.S. dollar, the closing of Super Discount Markets in the fourth quarter of 2001 and weak sales in the U.S. Organic sales growth was positive at 2.5% adjusted for the seasonal impact of Easter (+1.7% non-adjusted). Delhaize Group added 25 stores to its sales network in the quarter, reaching a total of 2,481 stores. During the first six months of 2002, sales of Delhaize Group increased by 1.6% to EUR 10.7 billion. Organic sales growth was 3.0% in the first six months of 2002.

In the second quarter, cash flow from operations (EBITDA) of Delhaize Group decreased by 6.3% to EUR 386.6 million due to the weak U.S. dollar and low sales growth in the U.S. Despite lower sales, EBITDA margin was strong at 7.4% of sales, one of the highest profitability margins in the sector. During the first six months of 2002, EBITDA of Delhaize Group amounted to EUR 795.3 million, an increase of 2.1% compared to 2001 (7.5% of sales).

Reported earnings remained almost stable for the quarter, and at EUR 94.8 million year-to-date, they are 28.9% above prior year. Cash earnings, eliminating exceptional charges and goodwill amortization, dropped 11.1% for the quarter. They are 22.8% ahead of prior year through six months.

Per share numbers are negatively impacted by the averaging of lower outstanding share levels prior to the share exchange in 2001, and year-to-date reported earnings per share are down 6.6%. Cash earnings per share decreased year-to-date 11.0% versus 2001. Cash earnings per share in the second quarter were EUR 0.84 compared to EUR 1.07 the prior year.

Delhaize Group built on its excellent first quarter generation of free cash flow, producing EUR 119.2 million in the second quarter after capital expenditure and before the payment of a EUR 135.8 million dividend. Free cash flow after capital expenditure and dividends is EUR 226.6 million year-to-date. With the weaker dollar translation and the application of free cash flow to debt balances, net debt in euros has decreased by EUR 635.0 million since the beginning of the year to EUR 4.1 billion. The Group’s net debt to equity ratio stood at the end of June 2002 at 113.5% compared to 127.3% at the end of 2001.

Financial Outlook

On the basis of the first six months results and the expected development in the second half of the year, Delhaize Group has reviewed its earlier guidance for 2002 and has revised it as follows:
•	The sales network is expected to grow by approximately 102 stores to a total of 2,546 stores.
•	At constant exchange rates, it is expected that sales of Delhaize Group will grow in 2002 by 3 to 4% (excl. Super Discount Markets).
•	Delhaize America’s comparable store sales growth is projected to be positive but below +1.0%.
•	At constant exchange rates, it is expected that cash earnings per share of Delhaize Group will be at approximately the same level as in 2001.
There are no other changes to our previous guidance and more particularly for the following items:
•	Delhaize Group is committed to realize EUR 1 billion free cash flow in the period 2001-2003 and reach a net debt to equity ratio of approximately 100% at the end of 2003.
•	Delhaize Belgium expects to maintain its operating cash flow margin at the 2001 level.

GEOGRAPHICAL OVERVIEW

United States

In the second quarter of 2002, the sales contribution of Delhaize America to the Delhaize Group results increased by 0.7% to USD 3.7 billion (EUR 4.1 billion). The difficult economic and competitive environment in the Southeast of the United States resulted in a comparable store sales decline of 1.2%. Increased unemployment – a 7.0% unemployment rate in North Carolina – particularly hampered consumer spending. The timing of the Easter holiday negatively impacted sales during the second quarter of 2002. Excluding the Easter seasonal effect, comparable store sales of Delhaize America would have decreased by 0.3%.

In the second quarter of 2002, Delhaize America opened 13 new or relocated stores and closed five stores, resulting in a net increase of eight stores to a total of 1,472 stores. In addition, Delhaize America remodeled or expanded 35* supermarkets.

The EBITDA-margin of Delhaize America remained at the high level of 8.1% despite the negative impact of weak sales on SG&A as a percentage of sales. Notwithstanding the competitive climate and the continued competitive price positioning of the U.S. banners of Delhaize Group, gross margin of Delhaize America was essentially unchanged because of the continued implementation of zone pricing and improved sales mix.

Europe

In the second quarter of 2002, Delhaize Belgium sales grew by 4.6% to EUR 838.6 million. The sales growth was due to the expansion of the store network by 13 stores and the rise in comparable store sales of 2.0% despite low food inflation. Delhaize Belgium again increased its market share in a competitive environment. EBITDA grew by 7.2% due to the sales growth and the increase of the operating cash flow margin to 5.5% (5.3% in 2001).

At the beginning of 2002, Delhaize Belgium introduced a new commercial policy further differentiating the Company as the Belgian food specialist with an outstanding offer in fresh products, private label products, meal solutions, and organic and health products. After a first quarter influenced by the introduction of this new policy and other non-recurring elements such as the introduction of the Euro, customers reacted increasingly positively to the new commercial policy resulting in an increase of the number of items purchased. At the same time, the prices of more than 2,800 products were reduced in the first quarter of 2002 and of an additional 600 products in the second quarter, enabling us to reach our targeted price level on the majority of categories.

In the second quarter of 2002, sales in the other European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) amounted to EUR 291.0 million, a decrease of 8.5%. Adjusted for the Trofo sales for the first quarter of 2001, which are included in the second quarter of 2001, sales would have grown by 8.1%. The successful integration of Trofo in Alfa-Beta continued at a fast pace, resulting in comparable store sales growth in the Trofo stores of more than 20%. In the second quarter of 2002, Delvita continued the major remodeling program of its store base. EBITDA of the Central and Southeastern European operations of Delhaize Group increased by 13.6% to EUR 12.1 million.

Asia

In the second quarter of 2002, the operations of Delhaize Group in Asia reported sales growth of 20.1% to EUR 54.3 million. At the end of the second quarter of 2002, Delhaize Group operated 92 supermarkets in Asia, including 30 in Thailand, 31 in Indonesia and 31 in Singapore. Cash flow from operations of the Asian activities of Delhaize Group was in the second quarter of 2002 EUR 0.9 million.

*  Reflects a correction from the actual press release, which inadvertently reported this number as 18.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in ten countries on three continents. At the end the second quarter of 2002, Delhaize Group’s sales network consisted of 2,481 stores. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 147,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

REPORT OF THE STATUTORY AUDITORS

We have conducted a limited review of the half year accounts of Delhaize Group as at June 30, 2002. Our limited review did not reveal any significant adjustments which would be required to be made to the half year accounts as presented. — Deloitte & Touche Reviseurs d’Entreprises, represented by Mr James Fulton.

FINANCIAL CALENDAR

•	Press release – 2002 third quarter results	November 7, 2002
•	Press release – 2002 sales	January 9, 2003
•	Press release – 2002 results	March 13, 2003
•	Press release – 2003 first quarter results	May 8, 2003

DEFINITIONS

•	Cash flow from operations: EBITDA or earnings before interest, taxes, depreciation, amortization, store closing charges in the normal course of business, exceptional items and minority interests
•	Cash earnings: reported earnings plus goodwill amortization, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests
•	Cash EPS: cash earnings divided by the weighted average number of shares during the period
•	Comparable store sales: sales from the same stores, including relocations and expansions
•	Free cash flow: cash flow before financing activities less dividends and directors’ share of profit, less dividends paid by subsidiaries to minority interests
•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excl. treasury shares) and cash and banks
•	Organic sales growth: sales growth excl. sales from acquisitions, divestitures and currency fluctuations
•	Outstanding shares: the number of shares issued by the Company, including treasury shares
•	Weighed average number of shares: number of shares outstanding at the beginning of the period (less treasury shares), adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Delhaize Group’s management will be discussing the financial results for the second quarter 2002 during an investors’ conference call that will start at 03.00 p.m. CET (09.00 a.m. EST) on August 1, 2002. To participate in the conference call, please call +44.20.8781.0577 (UK) or +1.303.713.7929 (US) and ask for “Delhaize”. The conference call will also be broadcast live over the internet on August 1, 2002 at 03.00 p.m. CET (09.00 a.m. EST) at www.delhaizegroup.com. A replay of this web cast will be available at the same website starting at 06.00 p.m. CET (12.00 p.m. EST) on August 1, 2002.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2001 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Income Statement

	Second Quarter(1)					First Half(5)

2nd Q 2002	2nd Q 2001	2002/2001		(in millions of EUR)	1st H 2002	1st H 2001	2002/2001

5,256.8	5,496.9	-4.4%	(2)	Sales	10,659.0	10,490.5	+1.6%	(6)

386.6	412.7	-6.3%		EBITDA (FIFO)	795.3	778.8	+2.1%
7.4%	7.5%	–		EBITDA margin	7.5%	7.4%	–
(143.1)	(137.6)	+4.0%		Depreciation	(288.6)	(272.2)	+6.0%
(44.1)	(35.5)	+24.2%		Amortization of goodwill and intangibles	(88.2)	(62.1)	+42.0%
8.2	(3.1)	N.A		Store closings in the normal course of business	4.6	(5.0)	N.A.

207.6	236.5	-12.2%		Operating result (EBIT)	423.1	439.5	-3.7%
4.0%	4.3%	–		EBIT margin	4.0%	4.2%	–
(121.4)	(124.3)	-2.4%		Financial income / (expense)	(245.8)	(228.7)	+7.5%

86.2	112.2	-23.1%		Earnings before income taxes and exceptional items	177.3	210.8	-15.9%
(0.3)	(0.6)	-52.1%		Other income / (expense)	(0.7)	0.5	N.A.
(1.1)	(16.1)	N.A		Exceptional income / (expense)	(1.1)	(41.4)	N.A.

84.8	95.5	-11.1%		Earnings before income taxes	175.5	169.9	+3.3%
(38.7)	(46.9)	-17.3%		Income taxes	(82.1)	(77.2)	+6.4%

46.1	48.6	-5.1%		Net earnings from consolidated companies	93.4	92.7	+0.8%
0.4	(1.8)	N.A		Minority interests	1.4	(19.2)	N.A.

46.5	46.8	-0.7%		Reported earnings	94.8	73.5	+28.9%
77.3	86.9	-11.1%		Cash earnings	163.8	133.3	+22.8%

0.50	0.58	-12.5%		Reported EPS (in EUR)	1.03	1.10	-6.6%
0.84	1.07	-21.6%	(3)	Cash EPS (in EUR)	1.78	2.00	-11.0%	(7)

92,077,843	81,186,075	+13.4%		Weighted average number of shares	92,076,629	66,689,437	+38.1%
92,392,704	92,392,704	–	(4)	Number of shares outstanding at the end of the 2nd quarter	92,392,704	92,392,704	–	(8)

(1)	Delhaize America is fully consolidated since April 26, 2001. While Trofo was acquired at the beginning of 2001, its first half year 2001 results were fully consolidated in the second quarter of 2001. Super Discount Markets is consolidated until November 12, 2001.
(2)	Organic sales growth: + 1.7% (+2.5% adjusted for Easter)
(3) (4)	-17.6% at constant exchange rates.
In the second quarter of 2002, Delhaize Group repurchased 101,100 own shares and used 100,267 shares primarily in conjunction with stock option exercises. At the end of June 2002, Delhaize Group owned 333,251 treasury shares
(5)	Delhaize America is fully consolidated since April 26, 2001. Super Discount Markets is consolidated until November 12, 2001.
(6)	Organic sales growth: + 3.0%
(7)	-10.9% at constant exchange rates
(8)	In the first six months of 2002, Delhaize Group repurchased 233,200 own shares and used 198,401 shares primarily in conjunction with stock option exercises. At the end of June 2002, Delhaize Group owned 333,251 treasury shares

7

Pro-forma Income Statement (1)

Second Quarter (1)					First Half (5)

2nd Q 2002	2nd Q 2001	2002/2001		(in millions of EUR)	1st H 2002	1st H 2001	2002/2001

5,256.8	5,368.9	-2.1%	(2)	Sales	10,659.0	10,332.2	+3.2%	(6)

386.6	412.9	-6.4%		EBITDA (FIFO)	795.3	778.1	+2.2%
7.4%	7.7%	—		EBITDA margin	7.5%	7.5%	—
(143.1)	(144.7)	-1.1%		Depreciation	(288.6)	(288.3)	+0.1%
(44.1)	(44.7)	-1.5%		Amortization of goodwill and intangibles	(88.2)	(89.4)	-1.4%
8.2	(3.1)	N.A.		Store closings in the normal course of business	4.6	(5.0)	N.A.

207.6	220.4	-5.8%		Operating result (EBIT)	423.1	395.4	+7.0%
4.0%	4.1%	—		EBIT margin	4.0%	3.8%	—
(121.4)	(120.7)	+0.6%		Financial income / (expense)	(245.8)	(222.6)	+10.4%

86.2	99.7	-13.5%		Earnings before income taxes and exceptional items	177.3	172.8	+2.6%
(0.3)	(0.6)	-51.3%		Other income / (expense)	(0.7)	0.5	N.A.
(1.1)	(1.6)	-31.0%		Exceptional income / (expense)	(1.1)	(41.4)	N.A.

84.8	97.5	-13.9%		Earnings before income taxes	175.5	131.9	+33.1%
(38.7)	(43.8)	-11.8%		Income taxes	(82.1)	(59.8)	+37.2%

46.1	53.7	-13.0%		Net earnings from consolidated companies	93.4	72.1	+29.7%
0.4	0.5	-43.0%		Minority interests	1.4	1.2	+9.7%

46.5	54.2	-14.2%		Reported earnings	94.8	73.3	+29.3%
77.3	93.1	-17.0%		Cash earnings	163.8	173.9	-5.9%

0.50	0.59	-14.2%		Reported EPS (in EUR)	1.03	0.80	+29.5%
0.84	1.01	-17.0%	(3)	Cash EPS (in EUR)	1.78	1.89	-5.8%	(7)

92,077,843	92,128,638	-0.1%		Weighted average number of shares	92,076,629	92,170,712	-0.1%
92,392,704	92,392,704	—	(4)	Number of shares outstanding at the end of the 2nd quarter	92,392,704	92,392,704	—	(8)

(1)	Second quarter 2001 figures of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America and the acquisition of Trofo from January 1, 2001, and to deconsolidate Super Discount Market from the same date.
(2)	Organic sales growth: +1.7% (+2.5% adjusted for Easter).
(3)	-12.8% at constant exchange rates.
(4)	In the second quarter of 2002, Delhaize Group repurchased 101,100 own shares and used 100,267 shares primarily in conjunction with stock option exercises. At the end of June 2002, Delhaize Group owned 333,251 treasury shares.
(5)	First half 2001 figures of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America from January 1, 2001, and to deconsolidate Super Discount Market from the same date
(6)	Organic sales growth: +3.0%.
(7)	-5.7% at constant exchange rates.
(8)	In the first six months of 2002, Delhaize Group repurchased 233,200 own shares and used 198,401 shares primarily in conjunction with stock option exercises. At the end of June 2002, Delhaize Group owned 333,251 treasury shares.

Balance Sheet (1)

(in millions of EUR)	June 30, 2002	March 31, 2002	December 31, 2001	June 30, 2001

Assets

Fixed assets	8,362.1	9,117.6	9,135.1	8,905.3
Goodwill	3,256.3	3,510.9	3,445.9	4,059.4
Other intangible assets	1,238.5	1,363.2	1,437.9	690.7
Tangible assets	3,821.1	4,195.9	4,216.9	4,126.9
Financial assets	46.2	47.6	34.4	28.3
Current assets	2,827.9	3,000.2	2,950.7	3,013.8
Inventories	1,721.3	1,847.5	1,861.7	1,956.8
Receivables and other assets	604.9	641.2	679.6	765.3
Treasury shares	15.8	17.5	17.5	20.7
Cash and short-term investments	485.9	494.0	391.9	271.0

Total assets	11,190.0	12,117.8	12,085.8	11,919.1

Liabilities

Group equity	3,647.2	3,819.5	3,751.6	3,929.3
Shareholder’s equity	3,614.5	3,784.8	3,716.0	3,891.6
Minority interests	32.7	34.7	35.6	37.7
Provisions and deferred tax liabilities	856.7	950.2	993.3	511.4
Long-term debt	4,082.7	4,619.9	4,546.2	4,666.3
of which financial debt	4,068.6	4,603.5	4,529.9	4,652.1
Current liabilities	2,603.4	2,728.2	2,794.7	2,812.1
of which financial liabilities	558.2	480.0	637.8	647.0

Total liabilities	11,190.0	12,117.8	12,085.8	11,919.1

Net debt	4,140.9	4,589.5	4,775.9	5,028.0

Net debt to equity ratio	113.5%	120.2%	127.3%	128.0%

(1)	USD exchange rate at the end of the second quarter of 2001: 1 EUR = 0.8480 USD
USD exchange rate at the end of 2001: 1 EUR = 0.8813 USD.
USD exchange rate at the end of the first quarter of 2002:1 EUR = 0.8724 USD.
USD exchange rate at the end of the second quarter of 2002:1 EUR = 0.9975 USD.

Cash Flow Statement

Second Quarter		First Half

2nd Q 2002	(in millions of EUR)	1st H 2002	1st H 2001

	Operating activities

46.1	Income before minority interests	93.4	92.7
	Adjustments for
187.2	Depreciation and amortization	376.8	332.1
145.3	Income taxes and interest expenses	304.4	291.3
5.1	Other non-cash items	11.5	(4.2)
101.3	Changes in working capital requirement	140.1	209.5
(17.1)	Uses of provisions for liabilities and deferred taxation	(20.4)	—
(168.5)	Interests paid	(205.7)	(175.3)
(44.4)	Income taxes paid	(55.1)	1.4

255.0	Net cash provided by operating activities	645.0	747.5

	Investing activities

(2.4)	Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(9.3)	(64.4)
(143.8)	Purchase of intangible, tangible and financial assets, net of sales(1)	(282.0)	(271.6)
10.4	Other investing activities	8.7	10.3

(135.8)	Net cash used in investing activities	(282.6)	(325.7)

119.2	Cash flow before financing activities	362.4	421.8

	Financing activities

2.5	Proceeds from the exercise of share warrants and stock options	4.4	14.3
(5.6)	Treasury shares repurchased	(12.6)	(20.0)
(24.7)	Additions to (repayments of) long-term loans (net of direct financing costs)	(13.7)	2,986.0
90.0	Additions to (repayments of) short-term loans	(53.8)	(3,002.5)

(135.8)	Dividend and directors remuneration paid (incl. Dividend from subsidiaries to minority interest)	(135.8)	(144.7)

—	Loss on rate-lock related to long-term bond	—	(238.3)

(73.6)	Net cash provided by (used-in) financing activities	(211.5)	(405.2)

(53.7)	Effect of foreign exchange translation differences and change of scope in consolidation	(49.7)	12.0

(8.1)	Net increase (decrease) in cash and cash equivalents	101.2	28.6

494.0	Cash & cash equivalents at beginning of period	384.7	233.9
485.9	Cash & cash equivalents at end of period	485.9	262.5

(16.6)	Free cash flow after dividend payments	226.6	277.1

(1)	Capital expenditure of EUR 156.3 million in the second quarter of 2002 (EUR 286.9 million in the first half of 2002).

Geographical Contribution (in millions)

		Second Quarter 2002								First Half 2002

	Sales			EBITDA					Sales			EBITDA

2nd Q	2nd Q	2002	2nd Q	2nd Q	2002	% of		1st H	1st H	2002	1st H	1st H	2002	% of
2002	2001	/2001	2002	2001	/2001	Sales		2002	2001	/2001	2002	2001	/2001	Sales

3,747.8	3,790.3	-1.1%	305.3	318.1	-4.0%	8.1%	United States (1) USD	7,489.8	7,460.7	+0.4%	624.5	611.3	+2.2%	8.3%
3,747.8	3,721.2	+0.7%	305.3	318.0	-4.0%	8.1%	of which Delhaize America	7,489.8	7,319.0	+2.3%	624.5	610.7	+2.3%	8.3%
838.6	801.8	+4.6%	46.0	42.9	+7.2%	5.5%	Belgium EUR	1,642.7	1,572.9	+4.4%	83.3	82.7	+0.6%	5.1%
291.0	317.8	-8.5%	12.1	10.6	+13.6%	4.1%	Rest of Europe (2) EUR	567.6	523.7	+8.4%	21.9	21.1	+3.7%	3.9%
54.3	45.3	+20.1%	0.9	0.9	-6.8%	1.5%	Asia (3) EUR	107.0	88.2	+21.4%	1.1	1.0	+9.4%	1.0%
—	—	N.A	(3.5)	(4.7)	-25.6%	N.A.	Corporate EUR	—	—	N.A.	(6.3)	(6.5)	-3.1%.	N.A.

5,256.8	5,496.9	-4.4%	386.6	412.7	-6.3%	7.4%	TOTAL EUR	10,659.0	10,490.5	+1.6%	795.3	778.8	+2.1%	7.5%

(1)	Average exchange rate second quarter 2002: 1 EUR = 0.9188 USD (average exchange rate second quarter 2001: 1 EUR = 0.8725 USD). The results of Delhaize America are in Belgian GAAP.
Average exchange rate first half 2002: 1 EUR = 0.8979 USD (average exchange rate first half 2001: 1 EUR = 0.8983 USD). The results of Delhaize America are in Belgian GAAP.
(2)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania). While Trofo has been acquired at the beginning of 2001, its first half year 2001 results were fully consolidated in the second quarter of 2001.
(3)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Pro-forma (1) Geographical Contribution (in millions)

		Second Quarter 2002								First Half 2002

Sales			EBITDA					Sales			EBITDA

2nd Q	2nd Q	2002	2nd Q	2nd Q	2002	% of		1st H	1st H	2002	1st H	1st H	2002	% of
2002	2001	/2001	2002	2001	/2001	Sales		2002	2001	/2001	2002	2001	/2001	Sales

3,747.8	3,721.2	+0.7%	305.3	318.0	-4.0%	8.1%	United States (2) USD	7,489.8	7,319.0	+2.3%	624.5	610.7	+2.3%	8.3%
3,747.8	3,721.2	+0.7%	305.3	318.0	-4.0%	8.1%	of which Delhaize America	7,489.8	7,319.0	+2.3%	624.5	610.7	+2.3%	8.3%
838.6	801.8	+4.6%	46.0	42.9	+7.2%	5.5%	Belgium EUR	1,642.7	1,572.9	+4.4%	83.3	82.7	+0.6%	5.1%
291.0	269.3	+8.1%	12.1	10.9	+10.5%	4.1%	Rest of Europe (3) EUR	567.6	523.7	+8.4%	21.9	21.1	+3.7%	3.9%
54.3	45.3	+20.1%	0.9	0.9	-6.8%	1.5%	Asia (4) EUR	107.0	88.2	+21.4%	1.1	1.0	+9.4%	1.0%
—	—	N.A	(3.5)	(4.7)	-25.6%	N.A.	Corporate EUR	—	—	N.A.	(6.3)	(6.5)	-3.1%	N.A.

5,256.8	5,368.9	-2.1%	386.6	412.9	-6.3%	7.4%	TOTAL EUR	10,659.0	10,332.2	+3.2%	795.3	778.1	+2.2%	7.5%

(1)	2001 figures (second quarter or first half) of Delhaize Group adjusted on a pro-forma basis to consolidate the impact of the share exchange with Delhaize America and the acquisition of Trofo from January 1, 2001, and to deconsolidate Super Discount Market from the same date.
(2)	Average exchange rate second quarter 2002: 1 EUR = 0.9188 USD (second quarter 2001: 1 EUR = 0.8725 USD). The results of Delhaize America are in Belgian GAAP.
Average exchange rate first half 2002: 1 EUR = 0.8979 USD (first half 2001: 1 EUR = 0.8983 USD). The results of Delhaize America are in Belgian GAAP.
(3)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania).
(4)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Earnings Reconciliation

Second Quarter				First Half

2nd Q 2002	2nd Q 2001	2002/2001	(in millions of EUR)	1st H 2002	1st H 2001	2002/2001

46.5	46.8	-0.7%	Reported earnings	94.8	73.5	+28.9%

			Add back:
-8.2	+3.1	N.A	Store closings in the normal course of business	-4.6	+5.0	N.A.
+3.1	-1.3	N.A	Taxes and minority interests on store closings	+1.7	-2.7	N.A.
+44.1	+35.5	+24.2%	Amortization of goodwill and intangibles	+88.2	+62.1	+42.0%
-8.9	-6.3	+41.5%	Taxes and minority interests on amortization of goodwill and	-17.0	-20.8	-18.1%
			Intangibles
+1.1	+16.1	N.A	Exceptional result	+1.1	+41.4	N.A.
-0.4	-7.0	N.A	Taxes and minority interests on exceptional income / (expense)	-0.4	-25.2	N.A.

77.3	86.9	-11.1%	Cash earnings	163.8	133.3	+22.8%

Number of Stores

	End of 2nd Q 2002	Change 2nd Q 2002	End of 1st Q 2002	End of 2001	End of 2002 Planned

United States	1,472	+8	1,464	1,459	1,488
Belgium	693	+13	680	675	716
Greece (1)	103	-1	104	104	104
Czech Republic	94	—	94	94	96
Slovakia	16	—	16	16	16
Romania	11	—	11	10	15
Thailand	30	+3	27	26	36
Indonesia	31	+2	29	29	39
Singapore	31	—	31	31	36

TOTAL	2,481	+25	2,456	2,444	2,546

(1)	Excluding ENA-franchised stores

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended June 29, 2002 and June 30, 2001 and
for the 26 weeks ended June 29, 2002 and June 30, 2001
(Dollars in thousands)

	13 Weeks	13 Weeks	26 Weeks	26 Weeks
	Jun 29, 2002	Jun 30, 2001	Jun 29, 2002	Jun 30, 2001
	(A)	(B)	(C)	(D)	A%	B%	C%	D%

Net sales and other revenues	$3,753,362	$3,726,933	$7,501,212	$7,329,847	100.00	100.00	100.00	100.00
Cost of goods sold	2,803,994	2,778,404	5,586,044	5,480,607	74.71	74.55	74.47	74.77
Selling and administrative expenses	767,561	772,566	1,546,683	1,517,105	20.45	20.73	20.62	20.70
Merger expense	—	16,331	—	39,713	0.00	0.44	0.00	0.54

Operating income	181,807	159,632	368,485	292,422	4.84	4.28	4.91	3.99
Interest expense	82,649	90,515	170,569	171,998	2.20	2.43	2.27	2.35

Income before income taxes	99,158	69,117	197,916	120,424	2.64	1.85	2.64	1.64
Provision for income taxes	38,331	33,375	77,862	56,829	1.02	0.89	1.04	0.77

Income before cumulative effect of change in accounting principle	$60,827	$35,742	$120,054	$63,595	1.62	0.96	1.60	0.87
Cumulative effect of change in accounting principle, net of tax	—	—	284,097	—	0.00	0.00	3.79	0.00

Net (loss)/ income	$60,827	$35,742	$(164,043)	$63,595	1.62	0.96	(2.19)	0.87

EBITDA	$291,506	$309,488	$595,990	$591,516

EBITDA is defined by our company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which is determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA might differ from similarly titled measures for other companies.

DELHAIZE AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Dollars in thousands)	June 29, 2002	December 29, 2001

Assets
Current assets:
Cash and cash equivalents	$301,853	$137,206
Receivables	131,531	198,158
Receivable from affiliate	4,273	14,718
Income tax receivable	—	8,429
Inventories	1,270,086	1,239,470
Prepaid expenses	55,401	28,250
Deferred tax assets	9,623	6,169

Total current assets	1,772,767	1,632,400

Property and equipment, net	2,963,793	3,011,279
Goodwill, net	2,905,463	3,273,385
Intangible assets, net	835,680	885,455
Reinsurance recoverable	105,430	104,118
Other assets	70,222	63,361

Total assets	$8,653,355	$8,969,998

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$—	$140,000
Accounts payable	782,851	693,729
Dividend payable	86,802	86,093
Accrued expenses	345,387	305,364
Capital lease obligations — current	30,381	38,118
Long term debt- current	18,014	17,890
Other liabilities — current	31,218	32,534
Income tax payable	23,673	—

Total current liabilities	1,318,326	1,313,728

Long-term debt	3,056,766	3,065,446
Capital lease obligations	694,130	675,746
Deferred income taxes	302,445	459,525
Other liabilities	251,213	265,784

Total liabilities	5,622,880	5,780,229

Shareholders’ equity:
Class A non-voting common stock	53,222	53,149
Class B voting common stock	37,645	37,645
Accumulated other comprehensive income/(loss), net of tax	(62,172)	(64,471)
Additional paid-in capital, net of unearned compensation	2,460,887	2,452,945
Retained earnings	540,893	710,501

Total shareholders’ equity	3,030,475	3,189,769

Total liabilities and shareholders’ equity	$8,653,355	$8,969,998

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Dollars in thousands)

	26 Weeks

	June 29, 2002	June 30, 2001
Cash flows from operating activities
Net (loss) / income	$(164,043)	$63,595
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	284,097	—
Depreciation and amortization	229,595	254,699
Non-cash portion of merger expense	—	21,682
Non-cash portion of merger expense- parent acquisition	—	11,708
Amortization of debt fees/costs	1,006	403
Non-cash portion of debt premium/discount	583	631
Amortization of deferred loss on derivative	4,255	3,814
Derivative asset- Debt swap	(4,205)	—
Fair Value- Debt swap	2,601	—
Loss (Gain) on disposals of property and capital lease terminations	867	(639)
Store closing provisions	(4,111)	3,500
Deferred income taxes	3,734	(954)
Other	5,680	2,350
Changes in operating assets and liabilities:
Receivables	66,627	29,322
Net receivable from affiliate	11,154	—
Reinsurance recoverable	(1,312)	—
Income tax receivable	8,429	61,164
Inventories	(30,616)	37,869
Prepaid expenses	(27,151)	1,878
Other assets	327	(936)
Accounts payable	89,122	38,012
Accrued expenses	45,179	24,327
Income taxes payable	23,673	—
Other liabilities	(11,776)	(11,478)

Total adjustments	697,758	477,352

Net cash provided by operating activities	533,715	540,947

Cash flows from investing activities
Capital expenditures	(204,191)	(190,915)
Proceeds from disposal of property	7,769	5,975
Site acquisition reserve	1,275	—
Other investment activity	(1,918)	(816)

Net cash used in investing activities	(197,065)	(185,756)

Cash flows from financing activities
Net (payments) proceeds under short-term borrowings	(140,000)	(2,669,000)
Proceeds from issuance of long-term debt	—	2,600,000
Principal payments on long-term debt	(11,740)	(11,241)
Principal payments on capital lease obligations	(14,623)	(15,262)
Direct financing costs	—	(23,105)
Dividends paid	—	(28,572)
Parent common stock repurchased	(9,601)	(9,463)
Proceeds from issuance of Parent common stock for options	3,961	5,629
Cash used to settle derivative instruments	—	(214,071)

Net cash used in financing activities	(172,003)	(365,085)

Net (decrease) increase in cash and cash equivalents	164,647	(9,894)
Cash and cash equivalents at beginning of period	137,206	135,636

Cash and cash equivalents at end of period	$301,853	$125,742

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash items:
Capital lease adds	20,795	21,128
Capital lease retirements	—	5,560
Investment in WWRE	3,000	—
Acquisition of Hannaford- adjustment to purchase price allocation	—	11,118
Excess purchase price related to parent acquisition	—	913,969
LIFO fair value adjustment related to parent acquisition	—	78,027
Delhaize Group Share Exchange- adjustment to purchase price allocation:
Property	44,433	—
Deferred income taxes	43,752	—
Capital lease obligations	4,475	—
Accrued expenses	5,156	—
Reclassification of deferred taxes related to intangible assets that did not meet the separability criteria of SFAS No. 142	117,895	—

DELHAIZE AMERICA, INC.
Financial and Statistical Data
(Dollars in millions)
(unaudited)

	Second Quarter		Year to date
	ended

	June 29,	June 30,	June 29,	June 30,
	2002	2001	2002	2001

Operating cash flow:
Net income (loss)	$60.9	$35.7	$(164.0)	$63.6
Add (subtract):
Cumulative effect of change in accounting principle	—	—	284.1	—
Income taxes	38.3	33.4	77.8	56.8
Interest expense	82.7	90.5	170.6	172.0
Depreciation	105.9	102.0	210.6	202.0
Amortization of intangible assets	9.6	29.2	19.0	52.7
Store closing provision	(7.3)	1.8	(4.1)	3.5
Merger expense	—	16.3	—	39.7
LIFO expense	1.4	0.6	2.0	1.2

Total operating cash flow (FIFO EBITDA)	$291.5	$309.5	$596.0	$591.5

As a percent of sales	7.8%	8.3%	8.0%	8.1%

Calculation of cash earnings:

Net income	$60.9	$35.7	($164.0)	$63.6
Add back, net of tax:
Cumulative effect of change in accounting principle	—	—	284.1	—
Store closing provision	(4.5)	1.1	(2.5)	2.1
Merger expense	0.0	10.1	0.0	24.6
Amortization of intangibles	6.0	28.1	11.8	50.4

Cash earnings	$62.4	$75.0	$129.4	$140.7

Other information:
Stores opened	13	20	21	29
Stores acquired	0	0	0	0
Stores closed	5	2	8	6
Stores renovated	35	59	64	85

Total stores			1,472	1,443

Capital expenditures	$111.1	$105.9	$204.2	$190.9
Total square footage (in millions)			54.0	52.5
Square footage increase			3%	17%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: August 1, 2002	By: /s/ R. William McCanless R. William McCanless Executive Vice President